EXHIBIT 99.5

Amryt Reports Record Q2 2022 Results

9.2% YoY revenue growth in Q2 to $68.5M

35.3% YoY revenue growth in Q2 excluding impact of a sporadic LATAM order in Q2 2021

7.8% growth in metreleptin revenues YoY to $46.4M in Q2

49.9% growth in metreleptin revenues in Q2 excluding impact of a sporadic LATAM order in Q2 2021

10th consecutive quarter of positive EBITDA generation

Cash of $90.7M at June 30, 2022

Filsuvez® approved in the EU for the treatment of dystrophic and junctional EB

Amryt now has four growing commercial products treating rare diseases

Reaffirming FY 2022 revenue guidance to $260M - $270M, representing 17-21% YoY growth

Stock repurchase program underway – board approved up to $30M through March 2023

Conference call and webcast today at 0830 ET / 1330 BST

DUBLIN, Ireland, and Boston MA, August 4, 2022, Amryt (Nasdaq: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today provides a business update and announces unaudited financial results for the second quarter ended June 30, 2022.

Joe Wiley, CEO of Amryt Pharma, commented: “I am pleased to report today’s very strong operational and financial results which reflect another excellent quarter for Amryt. Our record Q2 revenues of $68.5M demonstrates the strong performance our business is delivering. In particular, metreleptin continues to grow strongly, delivering 49.9% YoY growth in the quarter, excluding the impact of a sporadic LATAM order booked in Q2 2021. Overall, these results demonstrate the robust growth we are experiencing and represent our tenth consecutive quarter of positive EBITDA generation.

During the quarter, the European Commission approved Filsuvez® for the treatment of Dystrophic and Junctional EB in patients 6 months and older. The approval of Filsuvez® in the EU is one of the most significant milestones in Amryt’s history and represents a major positive development for European patients that suffer from this debilitating condition. Filsuvez® is our fourth commercial product and we have in place the team, financial flexibility and global infrastructure to commercialize it swiftly and to execute our significant growth plans. We also look forward to potentially leveraging our European approval across other jurisdictions globally.

Given the strong underlying performance of our business year to date and notwithstanding the impact of the strengthening US dollar on our Euro revenues, we are today reaffirming our full year 2022 revenue guidance of $260-$270 million which represents growth of 17%-21% over 2021.”

Q2 2022 and Recent Business Highlights:
Metreleptin

  Metreleptin continues to deliver significant growth in EMEA driven by market expansion and its broad label covering the treatment of both general and partial lipodystrophy (GL/PL)
  Growth drivers include Italian PL reimbursement in Q2 and expansion in the Middle East and Turkey
  Metreleptin continues to deliver growth in the US; expected patient additions driven by high unmet medical need

Lomitapide

  EMEA lomitapide revenues impacted by strong US dollar despite increasing patient numbers on therapy
  Successful new tender for lomitapide in Saudi Arabia - $6M expected annualized revenues

Mycapssa®

  Mycapssa® relaunch is progressing well - Greater education and awareness of Mycapssa® has resulted in 58 new prescribers year to date – 93% of whom are community-based physicians
  Presented Mycapssa® data from OPTIMAL and MPOWERED Phase 3 trials at ENDO 2022 meeting
  Announced positive long-term safety and efficacy data for Mycapssa® from the second year of the OPTIMAL open label extension study in acromegaly patients
  Mycapssa® new patent announced, further strengthening our IP portfolio with protection to 2040
  Received Orphan Drug Designation from the FDA for Mycapssa® for the treatment of carcinoid syndrome associated with neuroendocrine tumors (NET)
  Pathway agreed with the FDA to initiate a Phase 3 study for NET - expected in Q1 2023

Filsuvez®1

  Filsuvez® approved in the EU for the treatment of dystrophic and junctional EB in patients 6 months and older
  First ever approved treatment for EB with potential to leverage European approval across other jurisdictions
  Commercial plans well advanced for Filsuvez® launch in Europe – first shipments to patients in Germany and Greece expected in Q3
  Presented new positive Open-Label Phase 12-month data analyses from the EASE Phase 3 trial in EB at SPD 2022 meeting

Corporate

  Amryt initiates stock repurchase program – board has approved repurchases up to $30M through March 2023
  FY 2022 revenue guidance of $260M - $270M reaffirmed, representing 17-21% growth over 2021

Q2 2022 Commercial Product Performance:

	Q2 2022 (unaudited)
US$’000	US	EMEA	Other	Total
Metreleptin	20,311	24,192	1,895	46,398
Lomitapide	7,585	6,995	2,795	17,375
Mycapssa®	4,499	—	—	4,499
Other	—	190	74	264
Total revenue	32,395	31,377	4,764	68,536

	Q2 2021 (unaudited)
US$’000	US	EMEA	Other	Total
Metreleptin	17,739	11,005	14,315	43,059
Lomitapide	8,490	7,492	3,468	19,450
Mycapssa®	—	—	—	—
Other	—	193	60	253
Total revenue	26,229	18,690	17,843	62,762
  9.2% YoY revenue growth in Q2 2022 to $68.5M (Q2 2021: $62.8M); 13.6% YoY revenue growth on a constant currency basis
  35.3% YoY revenue growth excluding the impact of a sporadic LATAM order in Q2 2021
  7.8% increase in metreleptin revenues YoY to $46.4M in Q2 2022 (Q2 2021: $43.1M); 49.9% YoY growth excluding the impact of a sporadic LATAM order in Q2 2021
  US accounted for 43.8% of global metreleptin revenues and EMEA accounted for 52.1% in Q2 2022
  US metreleptin revenues grew by 14.5% YoY and EMEA metreleptin revenues grew by 119.8% YoY in Q2 2022
  US accounted for 43.7% of global lomitapide revenues and EMEA accounted for 40.3% in Q2 2022
  Mycapssa® delivered $4.5M in Q2 2022 as compared to $3.4M in Q1 2022

Q2 2022 Financial Highlights:

  $6.9M operating loss before finance expense for Q2 2022 (Q2 2021: $4.1M operating profit). Excluding non-cash items, share based compensation expenses and Chiasma restructuring and acquisition costs, this resulted in EBITDA3 of $13.3M, before restructuring and acquisition costs.
  Cash of $90.7M at June 30, 2022 (March 31, 2022: $102.2M)

IFRS and non-GAAP adjusted Q2 2022 results:

US$M	Q2 2021 (unaudited)	Q2 2022 (unaudited)	Q2 2022 Non-cash adjustments[2]	Q2 2022 Non-GAAP Adjusted
Revenue	62.8	68.5	-	68.5
Gross profit	36.6	35.2	16.6	51.8
R&D expenses	(8.5)	(10.7)	-	(10.7)
SG&A expenses	(22.0)	(28.2)	0.4	(27.8)
Restructuring and acquisition costs	-	(0.3)	-	(0.3)
Share based compensation expenses	(2.0)	(2.9)	2.9	-
Operating (loss) / profit before finance expense	4.1	(6.9)	19.9	13.0[3]
Operating (loss) / profit before finance expense and restructuring and acquisition costs	4.1	(6.6)	19.9	13.3[3]

1           Filsuvez® (birch extract) gel (“Filsuvez®”) has been selected as the brand name for Oleogel-S10. Filsuvez® is approved in the EU for the treatment of partial thickness wounds associated with JEB and DEB in patients 6 months and older.

2  Non-cash items include amortisation of the acquired metreleptin, lomitapide and Mycapssa® intangible assets ($14.4M), amortisation of the inventory fair value step-up related to the acquisition of Chiasma, Inc. ($2.2M), depreciation and amortisation ($0.4M) and share based compensation expenses ($2.9M).

3  EBITDA is earnings before interest, tax, depreciation, amortisation and share based compensation expenses. To supplement Amryt's financial results presented in accordance with IFRS generally accepted accounting principles, the Company uses EBITDA as a key measure of company performance as the Company believes that this measure is most reflective of the operational profitability or loss of the Company and provides management and investors with useful supplementary information which can enhance their ability to evaluate the operating performance of the business. EBITDA, as measured by the Company, is not meant to be considered in isolation or as a substitute to operating profit / loss attributable to Amryt and should be read in conjunction with the Company's condensed consolidated financial statements prepared in accordance with IFRS.

Filsuvez® Regulatory Update:
On June 23, 2022, Amryt announced the European Commission (EC) approval of Filsuvez® in the European Union (EU) for the treatment of partial thickness wounds associated with dystrophic and junctional Epidermolysis Bullosa (EB) in patients 6 months and older. EB is a rare and distressing genetic skin disorder affecting young children and adults for which, until now, there has been no approved treatment in any market.

The centralised marketing authorisation will be valid in all EU Member States as well as in Iceland, Liechtenstein, and Norway. The authorization of Filsuvez® in the EU provides a regulatory core dossier which can form the basis for future regulatory submissions in LATAM and the Middle East.

The EC approval of Filsuvez® is supported by Phase 3 data from the EASE trial which was the largest ever global trial conducted in patients with EB, performed across 58 sites in 28 countries.

During Q2 2022, Amryt had a Type A meeting with the FDA to discuss the issues raised in the Complete Response Letter (CRL) received in February 2022 relating to Amryt’s NDA for Oleogel-S10. Following this meeting, Amryt plans to proceed to the Formal Dispute Resolution pathway with the FDA’s Center for Drug Evaluation and Research (CDER) by which NDA applicants can seek to resolve scientific and/or medical disputes that cannot be resolved at the division level.

Guidance & Outlook:
Given the continued strong performance of the Company’s commercial products and notwithstanding the impact of the strengthening US dollar on the Company’s Euro denominated revenues, the board is today reaffirming revenue guidance for FY 2022 in the range of $260M - $270M which represents growth of 17% to 21% on FY 2021.

Conference Call & Webcast:
Amryt will host a conference call and webcast for analysts and investors today at 0830 ET/1330 GMT.

Webcast Player URL: https://edge.media-server.com/mmc/p/ef7uj5u8

Telephone Dial in details:

United States	+1 646 307 1963
United Kingdom	+44 (0) 203 481 4247
Ireland	+353 (1) 582 2023
Confirmation Code	9953783

A playback facility will be available from Aug 4, 2022 at 1230 ET/1730 BST – Aug 11, 2022 at 1900 ET/2400 BST. Access details for the playback facility are as follows: Confirmation Code: 9953783| US: + 1 609 800 9909 | UK: +44 (0) 203 433 3849.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises four orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); lomitapide (Juxtapid®/ Lojuxta®); and Oleogel-S10 (Filsuvez®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Mycapssa® (octreotide capsules) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. Mycapssa® is the first and only oral somatostatin analog approved by the FDA. Mycapssa® has also been submitted to the EMA and is not yet approved in Europe. For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel, Saudi Arabia and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 is a potential treatment for the cutaneous manifestations of JEB and DEB, a rare and distressing genetic skin disorder affecting young children and adults. Filsuvez® has been selected as the brand name for Oleogel-S10. Filsuvez® is approved in the EU for the treatment of partial thickness wounds associated with JEB and DEB in patients 6 months and older.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform. For more information on Amryt, including products, please visit www.amrytpharma.com.

Forward-Looking Statements
This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts
Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com
Tim McCarthy, LifeSci Advisors, LLC, +1 (917) 679 9282, tim@lifesciadvisors.com

Amryt Pharma plc
Condensed Consolidated Statement of Comprehensive Loss

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2022 (unaudited)	2021 (unaudited)	2022 (unaudited)	2021 (unaudited)
		US$’000	US$’000	US$’000	US$’000
Revenue	3	68,536	62,762	127,665	111,194
Cost of sales		(33,364)	(26,179)	(64,139)	(49,668)
Gross profit		35,172	36,583	63,526	61,526
Research and development expenses		(10,670)	(8,538)	(20,551)	(17,454)
Selling, general and administrative expenses		(28,233)	(22,029)	(55,942)	(40,185)
Restructuring and acquisition costs	5	(265)	—	(667)	—
Share based payment expenses	4	(2,880)	(1,953)	(6,028)	(3,216)
Operating (loss)/profit before finance expense		(6,876)	4,063	(19,662)	671
Non-cash change in fair value of contingent consideration	5	4,720	(2,993)	4,293	(5,867)
Non-cash contingent value rights gain/(loss)	5	1,967	(1,837)	1,285	(3,600)
Net finance expense - other		(6,760)	(5,841)	(17,887)	(13,739)
Loss on ordinary activities before taxation		(6,949)	(6,608)	(31,971)	(22,535)
Tax (charge)/credit on loss on ordinary activities		(100)	(191)	10,431	(801)
Loss for the period attributable to the equity holders of the Company		(7,049)	(6,799)	(21,540)	(23,336)
Exchange translation differences which may be reclassified through profit or loss		30	(204)	(369)	2,343
Total other comprehensive income/(loss)		30	(204)	(369)	2,343
Total comprehensive loss for the period attributable to the equity holders of the Company		(7,019)	(7,003)	(21,909)	(20,993)

Loss per share
Loss per share - basic and diluted, attributable to ordinary equity holders of the parent (US$)	6	(0.02)	(0.04)	(0.07)	(0.13)

Amryt Pharma plc
Condensed Consolidated Statement of Financial Position

		As at,
	Note	June 30, 2022 (unaudited)	December 31, 2021 (audited)
		US$’000	US$’000
Assets
Non-current assets
Goodwill	7	56,688	56,688
Intangible assets	7	433,832	467,359
Property, plant and equipment		7,109	7,416
Other non-current assets		1,770	1,885
Total non-current assets		499,399	533,348
Current assets
Trade and other receivables	8	50,427	53,908
Inventories	9	124,185	115,769
Cash and cash equivalents, including restricted cash	10	90,733	113,032
Total current assets		265,345	282,709
Total assets		764,744	816,057

Equity and liabilities
Equity attributable to owners of the parent
Share capital	11	25,586	25,500
Share premium	11	323,140	318,153
Other reserves	11	242,001	246,303
Accumulated deficit		(248,693)	(233,295)
Total equity		342,034	356,661
Non-current liabilities
Contingent consideration and contingent value rights	5	54,833	81,113
Deferred tax liability		6,248	17,772
Long term loan	12	98,726	93,395
Convertible notes	13	108,332	105,788
Provisions and other liabilities	14	3,543	4,049
Total non-current liabilities		271,682	302,117
Current liabilities
Trade and other payables		127,909	149,734
Provisions and other liabilities	14	6,911	7,545
Contingent consideration	5	10,490	—
Loan notes	5	5,718	—
Total current liabilities		151,028	157,279
Total liabilities		422,710	459,396
Total equity and liabilities		764,744	816,057

Amryt Pharma plc
Condensed Consolidated Statement of Cash Flows

		Six months ended June 30,
	Note	2022 (unaudited)	2021 (unaudited)
		US$’000	US$’000
Cash flows from operating activities
Loss on ordinary activities after taxation		(21,540)	(23,336)
Net finance expense - other		17,887	13,739
Depreciation and amortization		29,695	22,080
Amortization of inventory fair value step-up		3,776	1,205
Share based payment expenses	4	6,028	3,216
Non-cash change in fair value of contingent consideration	5	(4,293)	5,867
Non-cash contingent value rights (gain)/loss	5	(1,285)	3,600
Deferred taxation (credit)/charge		(11,524)	336
Movements in working capital and other adjustments:
Change in trade and other receivables	8	3,672	1,677
Change in trade and other payables		(23,058)	5,726
Change in provision and other liabilities	14	(778)	(2,823)
Change in inventories		(12,193)	1,027
Change in non-current assets		115	122
Net cash flow (used in)/from operating activities		(13,498)	32,436

Cash flow from investing activities
Payments for property, plant and equipment		(668)	(76)
Payments for intangible assets		—	(722)
Deposit interest received		25	2
Net cash flow used in investing activities		(643)	(796)

Cash flow from financing activities
Net proceeds/(costs) from issue of equity instruments		1,063	(175)
Proceeds from long term borrowings - net of debt issue costs		98,344	—
Repayment of long term debt		(98,761)	—
Interest paid		(6,193)	(6,047)
Payment of leases		(608)	(526)
Net cash flow used in financing activities		(6,155)	(6,748)

Exchange and other movements		(2,003)	(744)

Net change in cash and cash equivalents		(22,299)	24,148
Cash and cash equivalents at beginning of the period		113,032	118,798
Restricted cash at end of the period	10	150	—
Cash at bank available on demand at end of the period	10	90,583	142,946
Total cash and cash equivalents at end of the period	10	90,733	142,946

Amryt Pharma plc
Condensed Consolidated Statement of Changes in Equity
For the period ended June 30, 2022

	Note	Share capital	Share premium	Warrant reserve	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2022 (audited)		25,500	318,153	—	—	20,593	42,627	(73,914)	29,210	217,634	10,153	(233,295)	356,661
Loss for the period		—	—	—	—	—	—	—	—	—	—	(21,540)	(21,540)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	(369)	—	(369)
Total comprehensive loss		—	—	—	—	—	—	—	—	—	(369)	(21,540)	(21,909)
Transactions with owners
Issue of shares for share options exercised and vesting of RSUs	11	86	4,987	—	—	(3,819)	—	—	—	—	—	—	1,254
Share based payment expense	4	—	—	—	—	6,028	—	—	—	—	—	—	6,028
Share based payment expense – Lapsed		—	—	—	—	(1,878)	—	—	—	—	—	1,878	—
Total transactions with owners		86	4,987	—	—	331	—	—	—	—	—	1,878	7,282
Balance at June 30, 2022 (unaudited)		25,586	323,140	—	—	20,924	42,627	(73,914)	29,210	217,634	9,784	(252,957)	342,034

For the period ended June 30, 2021

	Note	Share capital	Share premium	Warrant reserve	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2021 (audited)		13,851	51,408	14,762	(7,421)	7,860	42,627	(73,914)	29,210	217,634	5,730	(235,605)	66,142
Loss for the period		—	—	—	—	—	—	—	—	—	—	(23,336)	(23,336)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	2,343	—	2,343
Total comprehensive loss		—	—	—	—	—	—	—	—	—	2,343	(23,336)	(20,993)
Transactions with owners
Issue of treasury shares in exchange for warrants	11	23	99	—	439	—	—	—	—	—	—	—	561
Issue of treasury shares for share options exercised	11	25	89	—	465	(191)	—	—	—	—	—	—	388
Share based payment expense	4	—	—	—	—	3,216	—	—	—	—	—	—	3,216
Share based payment expense - Lapsed		—	—	—	—	(54)	—	—	—	—	—	54	—
Total transactions with owners		48	188	—	904	2,971	—	—	—	—	—	54	4,165
Balance at June 30, 2021 (unaudited)		13,899	51,596	14,762	(6,517)	10,831	42,627	(73,914)	29,210	217,634	8,073	(258,887)	49,314

1. General information

Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

As used herein, references to ‘‘we,’’ ‘‘us,’’ ‘‘Amryt’’ or the ‘‘Group’’ in these condensed consolidated interim financial statements shall mean Amryt Pharma plc and its global subsidiaries, collectively. References to the ‘‘Company’’ in these condensed consolidated interim financial statements shall mean Amryt Pharma plc.

Amryt Pharma plc is a company incorporated in England and Wales. The Company is listed on Nasdaq (ticker: AMYT). The Company was also listed on the AIM market of the London Stock Exchange (ticker: AMYT) up until January 11, 2022, on which date the Company completed the cancellation its admission to AIM. The cancellation was announced by the Company on November 22, 2021, and following the AIM delisting, the Company’s American Depositary Shares (“ADSs”) remain listed, and will only be tradeable, on Nasdaq. The Company’s last day of trading on AIM was 10 January 2022.

Amryt acquired Chiasma, Inc. (“Chiasma”) in August 2021. The combined company will be a global leader in rare and orphan diseases with four on-market commercial products, a global commercial and operational footprint and a significant development pipeline of therapies with the financial flexibility to execute its growth plans. Amryt’s commercial business comprises four orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); lomitapide (Juxtapid®/ Lojuxta®); and Oleogel-S10 (Filsuvez®).

Amryt's lead development candidate, Oleogel-S10 is a potential treatment for the cutaneous manifestations of JEB and DEB, a rare and distressing genetic skin disorder affecting young children and adults. Filsuvez® has been selected as the brand name for Oleogel-S10. On June 23, 2022, Amryt announced the European Commission (EC) approval of Filsuvez® in the European Union (EU) for the treatment of partial thickness wounds associated with dystrophic and junctional Epidermolysis Bullosa (EB) in patients 6 months and older. The centralized marketing authorization will be valid in all EU Member States as well as in Iceland, Liechtenstein, and Norway. The authorization of Filsuvez® in the EU provides a regulatory core dossier which may form the basis for future regulatory submissions in LATAM and the Middle East. The EC approval of Filsuvez® is supported by Phase 3 data from the EASE trial which was the largest ever global trial conducted in patients with EB, performed across 58 sites in 28 countries.

During Q2 2022, Amryt had a Type A meeting with the FDA to discuss the issues raised in the Complete Response Letter (CRL) received in February 2022 relating to Amryt’s New Drug Application (NDA) for Oleogel-S10. Following this meeting, Amryt is proceeding to the Formal Dispute Resolution pathway in the FDA’s Center for Drug Evaluation and Research (CDER) by which NDA applicants can seek to resolve scientific and/or medical disputes that cannot be resolved at the division level.

2. Accounting policies

Basis of preparation

The condensed consolidated interim financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all the information required in annual financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2021. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the Group’s financial position and performance since the last annual financial statements. The accounting policies used in the preparation of the interim financial information are the same as those used in the Group’s audited financial statements for the year ended December 31, 2021, and those which are expected to be used in the financial statements for the year ended December 31, 2022.

Results for the six-month period ended June 30, 2022, are not necessarily indicative of the results that may be expected for the financial year ending December 31, 2022.

Basis of going concern

Having considered the Group’s current financial position and cash flow projections, the Board of Directors believes that the Group will be able to continue in operational existence for at least the next 12 months from the date of approval of these condensed consolidated interim financial statements and that it is appropriate to continue to prepare the condensed consolidated interim financial statements on a going concern basis.

As part of their inquiries, the Board of Directors reviewed budgets, projected cash flows, and other relevant information for a period not less than 12 months from the date of approval of the condensed consolidated interim financial statements for the period ended June 30, 2022.

Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Group for the period ended June 30, 2022. Subsidiaries are entities controlled by the Company. Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present: power over an investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Intergroup balances and any unrealized gains or losses, income or expenses arising from intergroup transactions are eliminated in preparing the condensed consolidated interim financial statements.

Presentation of balances

The condensed consolidated interim financial statements are presented in U.S. dollars (‘‘US$’’), rounded to the nearest thousand, which is the functional currency of the Company and presentation currency of the Group.

The following table discloses the major exchange rates of those currencies other than the functional currency of US$ that are utilized by the Group:

Foreign currency units to 1 US$	€	£	ILS	NOK	DKK
Average three-month period to June 30, 2022 (unaudited)	0.9381	0.7951	3.3392	9.3988	6.9785
Average six-month period to June 30, 2022 (unaudited)	0.9145	0.7701	3.2680	9.1257	6.8039
At June 30, 2022 (unaudited)	0.9533	0.8224	3.4505	9.8488	7.0921

Foreign currency units to 1 US$	€	£	ILS	NOK	DKK
Average period to December 31, 2021 (audited)	0.8454	0.7271	3.2322	8.5975	6.2875
At December 31, 2021 (audited)	0.8830	0.7413	3.1115	8.8074	6.5664

Foreign currency units to 1 US$	€	£	ILS	NOK	DKK
Average three-month period to June 30, 2021 (unaudited)	0.8292	0.7253	3.2657	8.5171	6.1669
Average six-month period to June 30, 2021 (unaudited)	0.8303	0.7157	3.2688	8.3785	6.1747
At June 30, 2021 (unaudited)	0.8400	0.7220	3.2573	8.5546	6.2463

(€ = Euro; £ = Pounds Sterling, ILS = Israeli Shekel, NOK = Norwegian Kroner, DKK = Danish Kroner)

Changes in accounting policies and disclosures

There are no new standards and amendments to IFRS effective as of January 1, 2022, that are relevant to the Group.

Critical accounting judgements and key sources of estimation uncertainty

In preparing these condensed consolidated interim financial statements in conformity with IFRS management is required to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the condensed consolidated interim financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant estimates, assumptions or judgements, applied in the condensed consolidated interim financial statements were the same as those applied in the Group’s audited financial statements for the year ended December 31, 2021.

Principal accounting policies

The condensed consolidated interim financial statements have been prepared in accordance with the accounting policies adopted in the Group’s audited financial statements for the year ended December 31, 2021.

3. Segment information

The Group is a global, commercial-stage biopharmaceutical company dedicated to commercializing and developing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases.

The Group currently operates as one business segment, pharmaceuticals, and is focused on the development and commercialization of four commercial products and a number of development products. The Group derives its revenues primarily from one source, being the pharmaceutical sector with high unmet medical need.

The Group’s Chief Executive Officer, Joseph Wiley, is currently the Company’s chief operating decision maker (‘‘CODM’’). The Group does not operate any separate lines of business or separate business entities with respect to its products. Accordingly, the Group does not accumulate discrete financial information with respect to separate service lines and does not have separate reportable segments. The following table summarizes total revenues from external customers by product and by geographic region, based on the location of the customer.

	Three months ended June 30, 2022 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	20,311	24,192	1,895	46,398
Lomitapide	7,585	6,995	2,795	17,375
Mycapssa®	4,499	—	—	4,499
Other	—	190	74	264
Total revenue	32,395	31,377	4,764	68,536

	Three months ended June 30, 2021 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	17,739	11,005	14,315	43,059
Lomitapide	8,490	7,492	3,468	19,450
Mycapssa®	—	—	—	—
Other	—	193	60	253
Total revenue	26,229	18,690	17,843	62,762

	Six months ended June 30, 2022 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	40,555	40,114	3,376	84,045
Lomitapide	15,639	14,185	5,367	35,191
Mycapssa®	7,926	—	—	7,926
Other	—	361	142	503
Total revenue	64,120	54,660	8,885	127,665

	Six months ended June 30, 2021 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	33,978	23,976	15,065	73,019
Lomitapide	16,814	14,932	5,888	37,634
Mycapssa®	—	—	—	—
Other	—	416	125	541
Total revenue	50,792	39,324	21,078	111,194

Major Customers

For the three and six months ended June 30, 2022, one customer accounted for 41% and 44% of the Group’s net revenues (2021: 42% and 46%) and accounted for 34% of the Group’s June 30, 2022, accounts receivable balance (December 31, 2021: 36%).

4. Share based payments

Share-based Compensation Plans
Amryt’s Equity Incentive Plan
Amryt’s Equity Incentive Plan was adopted by a special resolution on September 23, 2019. Prior to such date, we granted options under a prior employee share option plan, which had the same terms and conditions as the Equity Incentive Plan. On September 24, 2019, all options held under our prior share option plan were rolled over into options to subscribe for our ordinary shares with the key terms including strike price, vesting and the expiration date of such rolled over options remaining the same as they were on the issue date of the options under the prior share option plan. The Equity Incentive Plan was approved for amendment by the Board on May 18, 2020, August 3, 2021, and November 2, 2021. The purpose of the Plan is to provide for the granting of Equity Incentives to Directors and Employees of, and Consultants to, the Company or any Associated Company.

Chiasma Equity Incentive Plan
When Amryt acquired Chiasma in August 2021, the Chiasma Stock Option and Incentive Plan transferred across to Amryt. Each outstanding and unexercised Chiasma Stock Option or RSU, whether vested or not vested, ceased to represent a right to acquire shares of Chiasma common stock and were converted into an option to purchase Amryt ADSs on the same terms and conditions as were applicable under such Chiasma Stock Option and Incentive Plan immediately prior to the acquisition.

No new stock option or RSUs will be granted under the Chiasma stock option and incentive plan.

Terms and Conditions of New Share Option Grants
The terms and conditions of new grants are as follows, whereby all options are settled by physical delivery of shares:

Vesting conditions
The employee share options vest following a period of service by the officer or employee. The required period of service is determined by the Remuneration Committee at the date of grant of the options (usually the date of approval by the Remuneration Committee). There are no market conditions associated with the share option vesting periods.

Contractual life
The term of an option is determined by the Remuneration Committee provided that the term may not exceed a period of seven to ten years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with the Group except in certain circumstances or where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of the Group, some options will automatically accelerate and become exercisable in full as of a date specified by the Board of Directors.

All share option incentives granted are in the form of ordinary shares. Share option exercise prices below are the exercise price per ordinary share. The ADS equivalent exercise price will be the ordinary share exercise price multiplied by five and the number of ADSs will be the number of ordinary shares divided by five.

The number and weighted average exercise price (in Sterling pence) of share options per ordinary share granted under Amryt’s Equity Incentive Plan and the Chiasma stock option and incentive plan is as follows:

	Amryt Equity Incentive Plan		Chiasma Stock Option and Incentive Plan
	Units	Weighted average exercise price (Sterling pence)	Units	Weighted average exercise price (Sterling pence)
Balance at January 1, 2021	18,753,648	122.79p	—	—
Granted	11,337,459	190.88p	—	—
Transferred to Amryt on acquisition	—	—	18,139,060	189.07p
Forfeited	(1,288,165)	174.97p	(4,098,425)	226.22p
Exercised	(300,000)	93.00p	(3,320,515)	116.35p
Outstanding at December 31, 2021 (audited)	28,502,942	147.83p	10,720,120	197.40p
Exercisable at December 31, 2021 (audited)	9,347,338	118.87p	8,005,390	192.35p

Balance at January 1, 2022	28,502,942	147.83p	10,720,120	197.40p
Granted	16,209,465	102.58p	—	—
Forfeited	(2,285,200)	165.77p	(2,826,430)	205.22p
Exercised	(492,905)	113.22p	(411,705)	94.59p
Outstanding at June 30, 2022 (unaudited)	41,934,302	129.77p	7,481,985	200.10p
Exercisable at June 30, 2022 (unaudited)	11,959,144	131.04p	5,902,285	217.78p

The fair value of the Amryt equity award is estimated at the date of grant using the Black-Scholes pricing model, taking into account the terms and conditions attached to the grant. The fair value of the Chiasma equity awards transferred to Amryt on acquisition were measured in accordance with IFRS 2. The portion of the value of the equity transferred to Amryt attributable to pre-combination service is included in the consideration at the date of acquisition. The portion of the equity awards transferred to Amryt attributable to post combination service is estimated at the date of transfer using Black Scholes pricing model, taking into account the terms and conditions attached to the grant.

The following are the inputs to the model for the equity instruments granted during the period:

	June 30, 2022 Options Inputs (unaudited)	December 31, 2021 Options Inputs (unaudited)
Days to Expiration	2,555	2,555
Volatility	39%	32% - 49%
Risk free interest rate	1.96% - 2.89%	0.77% - 1.33%
Share price at grant per ordinary share	99.9 – 131.7p	146.87 - 201.2p
Share price at grant per ADS	499.5 – 658.5p	734.35 - 1006.0p

In the six months ended June 30, 2022, a total of 16,209,465 share options over ordinary shares exercisable at a weighted average price of US$1.33 (£1.03) were granted. The fair value of share options granted in the period ended June 30, 2022, was US$22,164,723/£16,628,014.

The share options outstanding under the Amryt 2021 Equity Incentive Plan as at June 30, 2022, had a weighted remaining contractual life of 5.34 years with exercise prices ranging from £0.76 to £2.012 per ordinary share.

In the six months ended June 30, 2021, a total of 8,872,369 share options exercisable at a weighted average price of US$2.80 (£2.012) were granted. The fair value of share options granted in the six months ended June 30, 2021, was US$24,617,000/£17,845,000.

The share options outstanding as at June 30, 2021, had a weighted remaining contractual life of 5.55 years with exercise prices ranging from £0.76 to £2.012.

The share options outstanding under the Chiasma Share Option and Incentive Plan transferred across to Amryt on acquisition. As at June 30, 2022, they have a weighted remaining contractual life of 4.94 years with exercise prices ranging from £0.54 to £7.41 per ordinary share. No new share options will be granted under the Chiasma Stock Option and Incentive Plan.

Restricted Share Units
Under the terms of Amryt’s Equity Incentive Plan, restricted share units (“RSUs”) to purchase 3,659,250 ordinary shares were outstanding at June 30, 2022. Under the terms of this plan, RSUs are granted to officers, consultants and employees of the Group at the discretion of the Remuneration Committee. For the six month period ended June 30, 2022, a total of 2,388,365 RSUs were granted to employees of the Company. For the year ended December 31, 2021, a total of 625,205 RSUs were granted to employees of the Company. The fair value of the RSUs is based on the share price at the date of grant, with the expense spread over the vesting period. The fair value of RSUs granted in the six month period ended June 30, 2022, was US$3,387,000. At June 30, 2022, the total RSUs granted to date have a weighted remaining contractual life of 2.35 years.

Under the terms of Chiasma’s Stock Option and Incentive Plan transferred to Amryt on acquisition, restricted share units (“RSUs”) to purchase 48,795 ordinary shares were outstanding at June 30, 2022. At June 30, 2022, the total RSUs granted to date have a weighted remaining contractual life of 1.61 years. No new RSUs will be granted under the Chiasma Stock Option and Incentive Plan.

The following table summarizes the RSU activity per ordinary share for the period:

	Amryt Equity Incentive Plan		Chiasma Stock Option and Incentive Plan
	Units	Weighted average fair value (US$)	Units	Weighted average fair value (US$)
Balance at January 1, 2021	1,549,910	$2.34	—	—
Granted	625,205	$2.62	—	—
Transferred to Amryt on acquisition	—	—	202,145	$2.75
Lapsed	(243,505)	$2.35	(56,405)	$2.75
Vested	(362,855)	$2.34	(39,180)	$2.75
Outstanding at December 31, 2021 (audited)	1,568,755	$2.44	106,560	$2.75
Balance at January 1, 2022	1,568,755	$2.44	106,560	$2.75
Granted	2,388,365	$1.42	—	—
Lapsed	(179,725)	$1.92	(8,465)	$2.75
Vested	(118,145)	$2.79	(49,300)	$2.75
Outstanding at June 30, 2022 (unaudited)	3,659,250	$1.79	48,795	$2.75

Performance Stock Units
Under the terms of Amryt’s Equity Incentive Plan, performance share units (“PSUs”) to purchase 1,961,102 ordinary shares were granted to officers and employees at the discretion of the Remuneration Committee in the six month period to June 30, 2022. Performance conditions determine how many of these performance stock units will vest and, if performance targets are exceeded, additional performance stock units will be issued and vest in accordance with the terms of the relevant performance stock units award. The PSUs vest based on the Total Shareholder Return (“TSR”) of Amryt’s NASDAQ traded common stock relative to the TSRs of the constituents that comprise the NASDAQ Biotechnology Index (the Peer Group) as of January 1, 2022. TSR for Amryt and each peer company will be measured over the period from January 1, 2022, to December 31, 2024. The payout schedule can produce payout percentages ranging from 0% to 150%.

The following table summarizes the PSU activity per ordinary share for the period:

	Amryt Equity Incentive Plan
	Units	Weighted average fair value (US$)
Balance at January 1, 2022	—	—
Granted	1,961,102	$1.42
Lapsed	—	—
Vested	—	—
Outstanding at June 30, 2022 (unaudited)	1,961,102	$1.42

Warrants
There are no outstanding warrants at June 30, 2022 (December 31, 2021: nil). In August 2021, an Amryt institutional investor exercised subscription rights relating to 8,966,520 zero cost warrants. These warrants were issued in September 2019 as part of the Company’s acquisition of Aegerion. Certain institutional investors elected to receive warrants to subscribe for new ordinary shares of £0.06 each in Amryt (“Ordinary Shares”), in place of the same number of Ordinary Shares, as consideration for the Company’s acquisition of Aegerion and their equity investments in the Company in September 2019. Each warrant entitled the holder to subscribe for one Ordinary Share for no additional consideration.

Separate warrants consisting of 345,542 as at December 31, 2020, which were issued in connection with the admission to the AIM in 2016, are no longer outstanding; 283,389 warrants were exercised in March 2021 and 62,153 warrants lapsed in April 2021. The number and weighted average exercise price (in Sterling pence) of warrants per ordinary share is as follows:

	Warrants
	Units	Weighted average exercise price (Sterling pence)
Balance at January 1, 2021	9,312,062	0.05p
Granted	—	—
Lapsed	(62,153)	1.44p
Exercised	(9,249,909)	0.05p
Outstanding at December 31, 2021 (audited)	—	0.00p

The value of share options and RSU’s charged to the Condensed Consolidated Statement of Comprehensive Loss during the period is as follows:

	Three months ended June 30,		Six months ended June 30,
	2022 (unaudited)	2021 (unaudited)	2022 (unaudited)	2021 (unaudited)
	US$’000	US$’000	US$’000	US$’000
Share option expense	1,920	1,473	4,579	2,352
RSU expense	683	480	1,112	864
PSU expense	277	—	337	—
Total share based payment expenses	2,880	1,953	6,028	3,216

5. Business combinations and asset acquisitions

Acquisition of Chiasma

On May 5, 2021, Amryt announced that it had signed a definitive agreement to acquire Chiasma, Inc. (Nasdaq: CHMA) in an all-stock combination. Under the terms of the transaction, each share of Chiasma common stock issued and outstanding prior to the consummation of the transaction was exchanged for 0.396 Amryt ADSs, each representing five Amryt ordinary shares.

On August 5, 2021, Amryt completed the acquisition of Chiasma, Inc. and, in conjunction with the completion, Amryt allotted and issued a total of 127,733,680 ordinary shares as consideration for the acquisition. Following the completion, shareholdings in Chiasma were rounded in being converted to Amryt shares using the exchange ratio of 0.396. Roundings in converting Chiasma shareholdings to Amryt shares were finalized in August 2021 and resulted in an additional 7,015 ordinary shares being allotted and issued by Amryt as consideration for the acquisition. In total, these ordinary shares were issued to the former Chiasma Shareholders in the form of 25,548,139 ADSs at US$10.19 per share, to acquire Chiasma for a value of US$260,336,000.

On August 5, 2021, Chiasma had outstanding equity awards that were held by Chiasma employees. The fair value of these awards transferred to Amryt on acquisition were measured in accordance with IFRS 2. The portion of the value of the equity transferred to Amryt attributable to pre-combination service is included in the consideration at the date of acquisition and this amounted to US$10,157,000.

On August 5, 2021, the Group repaid US$116,629,000 of Chiasma long term debt.

The combined company will be a global leader in rare and orphan diseases with four on-market commercial products, a global commercial and operational footprint and a significant development pipeline of therapies with the financial flexibility to execute its growth plans.

The table below reflects the fair value of the identifiable net assets acquired in respect of the acquisition completed during the period. Any amendments to fair values will be made within the twelve-month period from the date of acquisition, as permitted by IFRS 3: Business Combinations.

The acquired goodwill is attributable principally to the profit generating potential of the businesses, the assembled workforce and benefits arising from embedded infrastructure, that are expected to be achieved from integrating the acquired businesses into the Group’s existing business. No amount of goodwill is expected to be deductible for tax purposes.

The Group incurred acquisition and restructuring related costs of US$265,000 and US$667,000 for the three-month period and six-month period ended June 30, 2022, respectively, relating to external legal fees, advisory fees, due diligence costs and severance costs related to the acquisition of Chiasma. These costs have been included in operating costs in the Condensed Consolidated Statement of Comprehensive Loss.

Recognized Fair Values as at August 5, 2021
US$’000
Assets
Non-current assets
Intangible assets	215,000
Property, plant and equipment	950
Other non-current assets	866
Total non-current assets	216,816
Current assets
Trade and other receivables	7,180
Inventories	65,907
Cash and cash equivalents, including restricted cash	107,942
Total current assets	181,029
Total assets	397,845

Non-current liabilities
Deferred tax liability	21,478
Total non-current liabilities	21,478
Current liabilities
Trade and other payables	144,482
Total current liabilities	144,482
Total liabilities	165,960

Total identifiable net assets at fair value	231,885
Goodwill arising on acquisition	38,608
Consideration	270,493

Consideration
Issue of fully paid up ordinary shares	260,336
Chiasma equity awards recognized as consideration transferred upon the acquisition of Chiasma	10,157
Total consideration	270,493

Any amendments to these fair values within the twelve-month timeframe from the date of acquisition will be disclosed in the 2022 consolidated financial statements, as stipulated by IFRS 3.

Acquisition of Aegerion Pharmaceuticals

On May 20, 2019, Amryt entered into a Restructuring Support Agreement (as subsequently amended on June 12, 2019) and Plan Funding Agreement pursuant to which, among other matters, Amryt agreed to the acquisition of Aegerion Pharmaceuticals, Inc. (‘‘Aegerion’’, subsequently renamed as Amryt Pharmaceuticals Inc.), a former wholly-owned subsidiary of Novelion Therapeutics Inc. (‘‘Novelion’’). On May 20, 2019, Aegerion and its U.S. subsidiary, Aegerion Pharmaceuticals Holdings, Inc., filed voluntary petitions under Chapter 11 of Title 11 of the U.S. Code in the Bankruptcy Court. On September 24, 2019, Amryt completed the acquisition of Aegerion. Amryt acquired Aegerion upon its emergence from bankruptcy in an exchange for ordinary shares and zero cost warrants in Amryt. Amryt issued 85,092,423 effective shares at US$1.793 per share, which is made up of 77,027,423 ordinary shares and 8,065,000 zero cost warrants, to acquire Aegerion for a value of US$152,615,000.

As part of the acquisition of Aegerion, it was agreed, for certain Aegerion creditors who wished to restrict their percentage share interest in Amryt’s issued share capital, to issue to the relevant Aegerion creditor, as an alternative to Amryt’s ordinary shares, an equivalent number of new zero cost warrants to subscribe for Amryt’s ordinary shares to be constituted on the terms of the zero cost warrant. As at June 30, 2022, no zero cost warrants were remaining.

Contingent Value Rights

Related to the transaction, Amryt issued Contingent Value Rights (‘‘CVRs’’) pursuant to which up to US$85,000,000 may become payable to Amryt’s shareholders and optionholders, who were on the register prior to the completion of the acquisition on September 20, 2019, if certain approval and revenue milestones are met in relation Oleogel-S10, Amryt’s lead product candidate. If any such milestone is achieved, Amryt may elect to pay the holders of CVRs by the issue of Amryt shares or loan notes. If Amryt elects to issue Loan Notes to holders of CVRs, it will settle such loan notes in cash 120 days after their issue. If none of the milestones are achieved, scheme shareholders and optionholders will not receive any additional consideration under the terms of the CVRs. In these circumstances, the value of each CVR would be zero.

The terms of the CVRs are as follows:

  The total CVR payable is up to US$85,000,000
  This is divided into three milestones which are related to the success of Oleogel-S10 (the Group’s lead development asset)
  FDA approval
    US$35,000,000 upon FDA approval
    100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022. The timeline for this milestone has now passed and, therefore, will not be paid.
  EMA approval
    US$15,000,000 upon EMA approval
    100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022
  Revenue targets
    US$35,000,000 upon Oleogel-S10 revenues exceeding US$75,000,000 in any 12-month period prior to June 30, 2024
  Payment can at the Board’s discretion be in the form of either:
    120-day loan notes (effectively cash), or
    Shares valued using the 30 day / 45-day VWAP.

The CVRs were contingent on the successful completion of the acquisition and, accordingly, have been based on fair value as at September 24, 2019. The CVRs have been classified as a financial liability in the Condensed Consolidated Statement of Financial Position. Given that CVRs were issued to legacy Amryt shareholders in their capacity as owners of the identified acquirer as opposed to the seller in the transaction, management concluded that the most appropriate classification would be to recognize the CVR as a distribution on consolidation instead of goodwill.

Following the EMA approval of Filsuvez (Oleogel S-10) during the period ended June 30, 2022, the EMA CVRs issued to those Amryt shareholders and option holders who held Amryt shares or options prior to the acquisition of Aegerion Pharmaceuticals, Inc. (“CVR Holders”) became payable. Amryt elected to issue Loan Notes that will be redeemed in full in September 2022 to the holders of the CVRs. The total amount payable to CVR Holders is US$5,718,000 for which a liability is recognized in current liabilities in the Condensed Consolidated Statement of Financial Position.

Measurement of Contingent Value Rights

As at June 30, 2022, the carrying value of the Contingent Value Rights liability was US$12,889,000 (December 31, 2021: US$19,892,000). As the EMA approval milestone has been triggered and the FDA approval will not be achieved in time for the FDA approval milestone to be triggered, the Contingent Value Rights liability relates to the Revenue target milestones and the related expected discounted cash flows. The value of this potential payout was calculated using the probability-weighted expected returns method. Using this method, the potential payment amounts were multiplied by the probability of achievement and discounted to present value. The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. The probability chance of success is based on management’s expertise and experience for orphan drugs and takes into account the unique circumstances applying to approval process of this product. The EMA approval probability was set at 100% following the approval received in 2022 (December 31, 2021: estimated at 100%) and the probability of success for the FDA approval was estimated at 50% (December 31, 2021: 60%) as at June 30, 2022. The EMA approval probability reflects the EMA approval achieved in 2022 and the FDA estimate reflects the current facts and circumstances as of the date of issuance of the Condensed Consolidated Financial Statements. The FDA approval probability chance of success was updated in 2022 following developments related to the receipt of a CRL from the FDA, where Amryt announced in June 2022 its intention to submit a Formal Dispute Resolution Request (FDRR) for the company’s NDA for Filsuvez®. Discount rates of 10% and 16.5%, as applicable, were used in the calculation of the present value of the estimated contractual cash flows for the year ended December 31, 2021, based on the applicable rates determined on the acquisition date. Management was required to make certain estimates and assumptions in relation to revenue forecasts, timing of revenues and probability of achievement of commercialization of Oleogel-S10. However, management notes that, due to issues outside their control (i.e. regulatory requirements and the commercial success of the product), the timing of when such revenue targets may occur may change. Such changes may have a material impact on the assessment of the expected cash flows of the CVRs.

Amryt reviews the expected cash flows on a regular basis as the discount on initial recognition is being unwound as financing expenses in the Consolidated Statement of Comprehensive Loss over the life of the obligation. It is reviewed on a quarterly basis and the appropriate finance charge or gain is booked in the Consolidated Statement of Comprehensive Loss on a quarterly basis.

The total non-cash gain recognized in the Condensed Consolidated Statement of Comprehensive Loss for the three and six months ended June 30, 2022, is US$1,967,000 and US$1,285,000 (June 30, 2021: US$1,837,000 charge and US$3,600,000 charge, respectively).

Acquisition of Amryt GmbH (previously ‘‘Birken’’)

Amryt DAC signed a conditional share purchase agreement to acquire Amryt GmbH on October 16, 2015 (‘‘Amryt GmbH SPA’’). The Amryt GmbH SPA was completed on April 18, 2016, with Amryt DAC acquiring the entire issued share capital of Amryt GmbH. The consideration included contingent consideration comprising milestone payments and sales royalties as follows:

  Milestone payments of:
    €10,000,000 on receipt of marketing approval by the EMA or FDA of a pharmaceutical product containing Betulin as its API for the treatment of EB. Following EMA approval in 2022, this milestone was paid in July 2022;
    €10,000,000 once net ex-factory sales/net revenue of Oleogel S-10 first exceed €50,000,000 in any calendar year;
    €15,000,000 once net ex-factory sales/ net revenue of Oleogel S-10 first exceed €100,000,000 in any calendar year;
  Cash consideration of €150,000, due and paid on the completion date (April 18, 2016); and
  Royalties of 9% on sales of Oleogel-S10 products for 10 years from first commercial sale.

Fair Value Measurement of Contingent Consideration

As at June 30, 2022, the fair value of the contingent consideration was estimated to be US$52,434,000 (December 31, 2021: US$61,221,000). The EMA or FDA marketing approval milestone payment was triggered following the EMA approval of Filsuvez® in 2022 and the liability of $10,490,000 (€10,000,000), reflecting the final fair value for this milestone payment, is recognized as contingent consideration in current liabilities on the Condensed Consolidated Statement of Financial Position. The marketing approval milestone payment of€10,000,000 was paid in July 2022. The fair value of the remaining contingent consideration includes milestone payments determined using probability adjusted present values and probability weighted revenue forecasts (see Note 15, Fair value measurement and financial risk management, for fair value hierarchy applied and impact of key unobservable impact data). The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. The probability chance of success is based on management’s expertise and experience for orphan drugs and takes into account the unique circumstances applying to approval process of this product. The EMA approval probability was set at 100% following the approval received in 2022 (December 31, 2021: estimated at 100%) and the probability of success for the FDA approval was estimated at 50% (December 31, 2021: 60%) as at June 30, 2022. The EMA approval probability reflects the EMA approval achieved in 2022 and the FDA estimate reflects the current facts and circumstances as of the date of issuance of the Condensed Consolidated Financial Statements. The FDA approval probability chance of success was updated in 2022 following developments related to the receipt of a CRL from the FDA, where Amryt announced in June 2022 its intention to submit a FDRR for the company’s NDA for Filsuvez®. A discount rate of 7.9% was used in the calculation of the fair value of the contingent consideration for the six month period ended June 30, 2022 (December 31, 2021: 7.9%).

Amryt reviews the expected cash flows on a regular basis as the discount on initial recognition is being unwound as financing expenses in the Consolidated Statement of Comprehensive Loss over the life of the obligation. It is reviewed on a quarterly basis and the appropriate finance charge or gain is booked in the Consolidated Statement of Comprehensive Loss on a quarterly basis.

The total non-cash gain recognized in the Condensed Consolidated Statement of Comprehensive Loss for the three and six months ended June 30, 2022, is US$4,720,000 and US$4,293,000 (June 30, 2021: US$2,993,000 charge and US$5,867,000 charge, respectively).

6. Loss per share – basic and diluted

The weighted average number of shares in the loss per share (‘‘LPS’’) calculation, reflects the weighted average total actual shares of Amryt Pharma plc in issue at June 30, 2022.

Issued share capital – ordinary shares of £0.06 each

	Number of shares	Weighted average shares
	As at June 30,	Three months ended June 30,	Six months ended June 30,
2022 (unaudited)	320,884,822	320,813,045	320,658,612
2021 (unaudited)	179,384,982	179,384,982	179,162,585

The calculation of loss per share is based on the following:

	Three months ended June 30,		Six months ended June 30,
	2022 (unaudited)	2021 (unaudited)	2022 (unaudited)	2021 (unaudited)
Loss after tax attributable to equity holders of the Company (US$’000)	(7,049)	(6,799)	(21,540)	(23,336)
Weighted average number of ordinary shares in issue	320,813,045	179,384,982	320,658,612	179,162,585
Fully diluted average number of ordinary shares in issue	320,813,045	179,384,982	320,658,612	179,162,585
Basic and diluted loss per share (US$)	(0.02)	(0.04)	(0.07)	(0.13)

Where a loss has occurred, basic and diluted LPS are the same because the outstanding share options and warrants are anti-dilutive. Accordingly, diluted LPS equals the basic LPS. The share options, RSUs, PSUs and warrants outstanding as at June 30, 2022, totaled 55,085,434 (June 30, 2021: 36,271,387) and are potentially dilutive.

7. Intangible assets and goodwill

The following table summarizes the Group’s intangible assets and goodwill:

	Developed technology - metreleptin	Developed technology - lomitapide	Developed technology - Mycapssa®	In process R&D	Other intangible assets	Total intangible assets	Goodwill
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2021 (audited)	176,000	123,000	—	60,128	866	359,994	19,131
Additions	—	—	—	—	847	847	—
Acquired assets	—	—	215,000	—	—	215,000	38,608
Other movements	—	—	—	—	—	—	(1,051)
Foreign exchange movement	—	—	—	(4,691)	(61)	(4,752)	—
At December 31, 2021 (audited)	176,000	123,000	215,000	55,437	1,652	571,089	56,688
Foreign exchange movement	—	—	—	(4,417)	(115)	(4,532)	—
At June 30, 2022 (unaudited)	176,000	123,000	215,000	51,020	1,537	566,557	56,688

Accumulated amortization
At January 1, 2021 (audited)	34,743	19,680	—	—	202	54,625	—
Amortization charge	27,428	15,537	5,979	—	147	49,091	—
Foreign exchange movement	—	—	—	—	14	14	—
At December 31, 2021 (audited)	62,171	35,217	5,979	—	363	103,730	—
Amortization charge	13,713	7,768	7,414	—	174	29,069	—
Foreign exchange movement	—	—	—	—	(74)	(74)	—
At June 30, 2022 (unaudited)	75,884	42,985	13,393	—	463	132,725	—

Net book value
At December 31, 2021 (audited)	113,829	87,783	209,021	55,437	1,289	467,359	56,688
At June 30, 2022 (unaudited)	100,116	80,015	201,607	51,020	1,074	433,832	56,688

Developed technology on commercially marketed products

In connection with the acquisition of Aegerion in September 2019, the Group acquired developed technology, metreleptin and lomitapide. These intangible assets are amortized over their estimated useful lives and the remaining useful lives for metreleptin and lomitapide are approximately 3.7 and 5.2 years, respectively, as of June 30, 2022 (December 31, 2021: 4.2 and 5.7 years, respectively).

In connection with the acquisition of Chiasma in August 2021, the Group acquired developed technology, octreotide. This intangible asset is amortized over its estimated useful life and the remaining useful life is approximately 13.7 years as of June 30, 2022 (December 31, 2021: 14.2).

In-process R&D

As a result of the acquisition of Amryt GmbH, in 2016, the Group recognized in-process R&D costs of €48,453,000 (US$54,872,000 as of the acquisition date) which is related to the Group’s lead development asset, Oleogel-S10.

The remaining in-process R&D is a result of the acquisition of Cala Medical Limited in October 2020.

Goodwill

During 2019, the Group completed the acquisition of Aegerion which resulted in the recognition of goodwill that has a carrying value of US$18,080,000. On August 5, 2021, the Group completed the acquisition of Chiasma, which resulted in aggregate goodwill of US$38,608,000.

The Group reviews events or changes in circumstances that may indicate a triggering event for impairment, at each reporting date, and conducts an annual impairment review to determine any impairment charge required. Management completed an impairment review by determining recoverable amounts from value in use calculations. The recoverable amount of an asset or cash generating unit is estimated in order to determine the extent of an impairment charge.

There was no impairment charge recorded during the six months ended June 30, 2022.

8. Trade and other receivables

	As at
	June 30, 2022 (unaudited)	December 31, 2021 (audited)
	US$’000	US$’000
Trade receivables	37,729	34,263
Accrued income and other debtors	9,104	12,201
VAT recoverable	3,594	7,444
Trade and other receivables	50,427	53,908

9. Inventories

	As at
	June 30, 2022 (unaudited)	December 31, 2021 (audited)
	US$’000	US$’000
Raw materials	39,640	36,850
Work in progress	17,184	12,986
Finished goods	67,361	65,933
Inventories	124,185	115,769

Inventories for the period ended June 30, 2022, includes inventory acquired as part of the acquisition of Chiasma on August 5, 2021, which was fair valued as of the date of the acquisition. The fair value of the acquired inventory amounted to US$65,907,000. Inventory on hand at the date of acquisition was valued at the expected selling price less the sum of remaining costs of disposal, cost to complete and a reasonable profit margin for the selling effort of the acquiring entity. The costs to complete were calculated based on costs incurred on recently completed finished goods. The costs to dispose include sales and marketing expenses required to sell the product to the customer in addition to certain general and administrative expenses expected to be incurred by Amryt. This resulted in a non-cash step up at the valuation of inventory at August 5, 2021, of US$44,794,000. The non-cash step up in inventory is being unwound to the Condensed Consolidated Statement of Comprehensive Loss over the period in which this saleable inventory is sold. At June 30, 2022, US$37,804,000 of this non-cash inventory step up is included in inventory.

10. Cash and cash equivalents

	As at
	June 30, 2022 (unaudited)	December 31, 2021 (audited)
	US$’000	US$’000
Cash at bank available on demand	90,583	112,771
Restricted cash	150	261
Total cash and cash equivalents	90,733	113,032

Cash and cash equivalents include cash at bank available on demand and restricted cash.

At June 30, 2022, and December 31, 2021, there was US$150,000 and US$261,000 of restricted cash, respectively. The balance at June 30, 2022, consists of a letter of credit related to US customs which was put in place for an amount of US$50,000 and a letter of credit related to a deposit on a company credit card facility for an amount of US$100,000. The balance at December 31, 2021, includes a deposit on a company credit card facility for an amount of US$$126,000, a lease deposit for US$85,000 and a letter of credit related to US customs which was put in place for an amount of US$50,000.

11. Share capital and reserves

Details of the number of issued ordinary shares with a nominal value of Sterling 6 pence (2021: 6 pence) each are in the table below.

	Ordinary shares	Treasury shares	Total
At January 1, 2021 (audited)	178,801,593	4,791,703	183,593,296
Issue of treasury shares in exchange for warrants	283,389	(283,389)	—
Issue of treasury shares for share options exercised	300,000	(300,000)	—
Issue of shares in consideration of Chiasma acquisition	127,740,695	—	127,740,695
Issue of shares in exchange for warrants	4,758,206	—	4,758,206
Issue of treasury shares in exchange for warrants	4,208,314	(4,208,314)	—
Issue of shares for share options exercised and RSUs vesting	3,722,550	—	3,722,550
At December 31, 2021 (audited)	319,814,747	—	319,814,747
Issue of shares for share options exercised and RSUs vesting	1,070,075	—	1,070,075
At June 30, 2022 (unaudited)	320,884,822	—	320,884,822

The components of equity are detailed in the Condensed Consolidated Statement of Changes in Equity and described in more detail below.

On March 11, 2021, the Company issued 300,000 ordinary shares from treasury shares following the exercise of share options. On March 11, 2021, the Company issued 283,389 ordinary shares from treasury shares in exchange for certain warrants. On August 5, 2021, the Company issued 127,740,695 ordinary shares, in the form of ADSs, as consideration for the acquisition of Chiasma. On August 5, 2021, the Company issued 8,966,520 ordinary shares with 4,208,314 being issued from treasury shares in exchange for warrants. During the year ended December 31, 2021, there were 3,342,680 shares issued following the exercise of share options and 379,870 shares issued following RSUs vesting. During the period ended June 30, 2022, there were 904,610 shares issued following the exercise of share options and 165,465 shares issued following RSUs vesting.

Share Capital
Share capital represents the cumulative par value arising upon issue of ordinary shares of Sterling 6 pence each.
The ordinary shares have the right to receive notice of, attend and vote at general meetings and participate in the profits of the Company.

Share Premium
Share premium represents the consideration that has been received in excess of the nominal value on issue of share capital net of issue costs and transfers to distributable reserves.

Warrant reserve
The warrant reserve represented zero cost warrants issued as part of the equity raise on September 24, 2019, net of issue costs apportioned to warrants issued and additional warrants issued to certain shareholders on November 14, 2019. Each warrant entitles the holder to subscribe for one ordinary share at zero cost. The Company issued 4,000,000 and 4,229,753 ordinary shares on July 15, 2020, and September 22, 2020, respectively, in exchange for certain warrants. The remaining warrants were exchanged on August 5, 2021, and the Company issued 8,966,520 ordinary shares, 4,208,314 of which were issued from treasury shares and there are no longer any warrants outstanding.

Treasury Shares
In October 2020, the Company issued 72,953 ordinary shares from treasury shares following the exercise of share options. In March 2021, the Company issued a total of 583,389 ordinary shares from treasury shares, 300,000 ordinary shares relating to the exercise of share options and 283,389 ordinary shares following the exchange of certain warrants. In August 2021, the company issued 4,208,314 ordinary shares from treasury shares in conjunction with the exchange of warrants and since August 2021 there are no longer any treasury shares held.

Share based payment reserve
Share based payment reserve relates to the charge for share based payments in accordance with IFRS 2. In March 2021, the Company issued 283,389 ordinary shares in exchange for certain warrants. In April 2021, 62,153 warrants lapsed. During the year ended December 31, 2021, the Company issued 3,722,550 ordinary shares in relation to the exercise of share options and RSUs. During the period ended June 30, 2022, the Company issued 1,070,075 ordinary shares in relation to the exercise of share options and RSUs.

As part of the acquisition of Chiasma, the Company replaced share awards that were existing at the time of the acquisition. This resulted in the recognition of a share-based payment reserve of US$10,157,000 on acquisition.

Merger reserve
The merger reserve was created on the acquisition of Amryt DAC by Amryt Pharma plc in April 2016. Ordinary shares in Amryt Pharma plc were issued to acquire the entire issued share capital of Amryt DAC. Under section 612 of the UK Companies Act 2006, the premium on these shares has been included in a merger reserve.

Reverse acquisition reserve
The reverse acquisition reserve arose during the period ended December 31, 2016, in respect of the reverse acquisition of Amryt Pharma plc by Amryt DAC. Since the shareholders of Amryt DAC became the majority shareholders of the enlarged Group, the acquisition is accounted for as though there is a continuation of Amryt DAC’s financial statements. The reverse acquisition reserve is created to maintain the equity structure of Amryt Pharma plc in compliance with UK company law.

Equity component of convertible notes
The equity component of convertible notes represents the equity component of the US$125,000,000 convertible debt and is measured by determining the residual of the fair value of the instrument less the estimated fair value of the liability component. The equity component is recognized in equity and is not subsequently remeasured.

Other distributable reserves
Other distributable reserves comprise the following:

  Distribution of the share premium amount on 6 November 2019 of US$268,505,000. By special resolution of the Company duly passed on 23 September 2019, it was resolved that the entire amount outstanding to the credit of the share premium account and capital redemption reserve of the Company be cancelled. The reduction in capital, amounting to US$268,505,000, representing the entire amount of share premium at that time, was approved by the High Court of Justice of England and Wales on 5 November 2019.
  A deemed distribution of US$47,902,000 arising from the issuance of CVRs in September 2019.
  A deemed distribution of US$2,969,000 arising from the scheme of arrangement in September 2019 whereby Amryt Pharma plc, which was incorporated in July 2019, became a 100% shareholder of Amryt Pharma Holdings Limited (formerly named Amryt Pharma plc) (the “Acquisition of subsidiary without a change of control”).

Currency translation reserve
The currency translation reserve arises on the retranslation of non-U.S. dollar denominated foreign subsidiaries.

Accumulated deficit
Accumulated deficit represents losses accumulated in previous periods and the current year.

12. Long term loan

	As at
	June 30, 2022 (unaudited)	December 31, 2021 (audited)
	US$’000	US$’000
Long term loan principal	105,000	93,988
Unamortized debt issuance costs	(6,274)	(593)
Long term loan	98,726	93,395

On February 18, 2022, Amryt secured US$125,000,000 of senior credit facilities (“Senior Credit Facility”) from funds managed by the Credit Group of Ares Management Corporation (“Ares”). A portion of the proceeds were used to refinance the previous secured term loan, which had an outstanding balance of US$93,988,000 as at February 22, 2022, an interest rate of 13.00% and a maturity date of September 2024. The new facilities will generate significant annual interest cost savings as well as provide for important strategic flexibility as Amryt looks to continue to grow its global rare disease presence. In repaying the secured term loan, Amryt incurred an exit fee of 5.00% of the outstanding principal amount as at the prepayment date. This amounted to US$4,699,000 and is included in Net finance expense – other in the Condensed Consolidated Statement of Comprehensive Income for the six month-period ended June 30, 2022.

Key features of the new facilities include:

  Total new facilities of $125 million, consisting of:
    $85 million Term Loan Facility with interest rate of Secured Overnight Financing Rate (“SOFR”)+6.75%, subject to a 0.90% SOFR floor
    $40 million Revolving Credit Facility with $20 million drawn at close and interest rate of SOFR+4.00%, subject to a 0.90% SOFR floor
    Quarterly blended cash interest rate of SOFR+5.87% (assuming fully drawn), subject to a 0.90% SOFR floor, substantially lower than Amryt’s previous secured term debt facility at 13.00% interest
  Requires interest-only payments until facility matures in February 2027
  There are no warrants or any equity conversion features associated with the new facilities
  The proceeds will be used to refinance existing debt, for general corporate and product development purposes; and potentially for shareholder approved share repurchase programs.

As at June 30, 2022, there was unpaid accrued interest of US$2,402,000 and US$399,000 for the Term Loan Facility and Revolving Credit Facility, respectively, recognized in current liabilities within trade and other payables.

Charges were taken over certain assets of the company and its material entities as guarantee and collateral for the provision of the debt.

In connection with the Secured Credit Facility, the Group incurred approximately US$6,656,000 of debt issuance costs, which primarily consisted of underwriting, legal and other professional fees. These costs are amortized over the expected life of the loan using the effective interest method.

The Secured Credit Facility includes affirmative and negative covenants, including prohibitions on the incurrence of additional indebtedness, granting of liens, certain asset dispositions, investments, and restricted payments, in each case, subject to certain exceptions set forth in the loan agreement. The loan agreement also includes customary events of default for a transaction of this type and includes (i) a cross-default to the occurrence of any event of default under material indebtedness of Amryt and certain subsidiaries of the Group and Amryt, including the convertible notes, and (ii) Amryt or any of its subsidiaries being subject to bankruptcy or other insolvency proceedings. Upon the occurrence of an event of default, the lenders may declare all of the outstanding Secured Credit Facility and other obligations under the Secured Credit Facility to be immediately due and payable and exercise all rights and remedies available to the lenders under the Term Loan agreement and related documentation. There were no events of default or breaches of the covenants occurring during the three and six month period ended June 30, 2022.

As part of the acquisition of Aegerion on September 24, 2019, Aegerion entered into a new U.S. dollar denominated US$81,021,000 secured term loan debt facility (‘‘Term Loan’’) with various lenders. The Term Loan was made up of a US$54,469,000 loan that was in place prior to the acquisition which was refinanced as part of the acquisition and a US$26,552,000 additional loan that was drawn down on September 24, 2019. The Term Loan had a five-year term from the date of the draw down, September 24, 2019, and matured on September 24, 2024. Under the Term Loan, interest was payable at the option of the Group at the rate of 11% per annum paid in cash on a quarterly basis or at a rate of 6.5% paid in cash plus 6.5% paid in kind that was to be paid when the principal is repaid, which rolled up and included in the principal balance outstanding, on a quarterly basis. The Term Loan was repayable, in whole or in part, by Amryt at any time subject to payment of an exit fee, which depending on the stage of the loan term, ranged from 5.00% to 0.00% of the principal then outstanding on the Term Loan. On February 18, 2022, the Term Loan was repaid in full and the Group secured a $125,000,000 senior credit facility of which US$105,000,000 was drawn down to facilitate the prepayment of the existing Term Loan. In repaying the Secured Credit Facility, Amryt incurred an exit fee of 5.00% of the outstanding principal amount as at the prepayment date.

In connection with the Term Loan, the Group incurred approximately US$870,000 of debt issuance costs, which primarily consisted of underwriting, legal and other professional fees. These costs were amortized over the expected life of the loan using the effective interest method and during the six month period ended June 30, 2022, were written off to the Condensed Consolidated Statement of Comprehensive Loss as the Term Loan liability was derecognized.

The Term Loan was guaranteed by Amryt and certain subsidiaries of the Group. In connection with the loan agreement, fixed and floating charges were placed on property and undertakings of Amryt and certain subsidiaries of the Group.

13. Convertible notes

Total
US$’000
At January 1, 2021	101,086
Accreted interest	4,702
At December 31, 2021 (audited)	105,788
Accreted interest	2,544
At June 30, 2022 (unaudited)	108,332

As part of the Aegerion acquisition, Aegerion issued convertible notes with an aggregate principal amount of US$125,000,000 to Aegerion creditors.

The convertible notes are senior unsecured obligations and bear interest at a rate of 5.0% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2020. The convertible notes will mature on April 1, 2025, unless earlier repurchased or converted.

The convertible notes are convertible into Amryt’s ordinary shares at a conversion rate of 386.75 ordinary shares per US$1,000 principal amount of the convertible notes. If the holders elect to convert the convertible notes, Amryt can settle the conversion of the convertible notes through payment or delivery of cash, common shares, or a combination of cash and common shares, at its discretion. As a result of the conversion feature in the convertible notes, the convertible notes were assessed to have both a debt and an equity component. The two components were assessed separately and classified as a financial liability and equity instrument. The financial liability component was measured at fair value based on the discounted cash flows expected over the expected term of the notes using a discount rate based on a market interest rate that a similar debt instrument without a conversion feature would be subject to. Refer to Note 11, Share capital and reserves, for further details on the equity component of the convertible notes.

From September 24, 2019, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their convertible notes, in multiples of US$1,000 principal amount, at the option of the holder.

The indenture does not contain any financial covenants or restrict the Group’s ability to repurchase securities, pay dividends or make restricted payments in the event of a transaction that substantially increases the Group’s level of indebtedness in certain circumstances.

The indenture contains customary terms and covenants and events of default. If an event of default (other than certain events of bankruptcy, insolvency or reorganization involving Aegerion, Amryt and certain subsidiaries of the Group) occurs and is continuing, the trustee by notice to Amryt, or the holders of at least 25% in principal amount of the outstanding convertible notes by written notice to Amryt and the trustee, may declare 100% of the principal of and accrued and unpaid interest, if any, on all of the convertible notes to be due and payable. Upon such a declaration of acceleration, such principal and accrued and unpaid interest, if any, will be due and payable immediately. Upon the occurrence of certain events of bankruptcy, insolvency or reorganization involving Amryt, 100% of the principal and accrued and unpaid interest, if any, on the convertible notes will become due and payable automatically. Notwithstanding the foregoing, the indenture provides that, upon Amryt’s election, and for up to 180 days, the sole remedy for an event of default relating to certain failures by Amryt to comply with certain reporting covenants in the indenture consists exclusively of the right to receive additional interest on the convertible notes. There have been no events of default or breaches of the covenants occurring for the period ended June 30, 2022 (2021: no events).

14. Provisions and other liabilities

	As at
	June 30, 2022 (unaudited)	December 31, 2021 (audited)
	US$’000	US$’000
Non-current liabilities
Leases due greater than 1 year	3,543	4,049
	3,543	4,049
Current liabilities
Provisions and other liabilities	6,000	6,000
Leases due less than 1 year	911	1,545
	6,911	7,545
Total provisions and other liabilities	10,454	11,594

Legal matters
Prior to the acquisition of Aegerion by Amryt, Aegerion entered into settlement agreements with governmental entities including the Department of Justice (‘‘DOJ’’) and the FDA in connection with Juxtapid investigations. The settlement agreements required Aegerion to pay specified fines and engage in regulatory compliance efforts. Subsequent to the acquisition, Aegerion made US$23,036,000 of settlement payments, including interest. The settlements have been paid in full with the last payment completed in Q1 2021.

Other matters
The Group recognizes a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Group reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and the Group’s views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in the Group’s liability accrual would be recorded in the period in which such determination is made. At June 30, 2022, the Group had recognized liabilities of US$6,000,000 in relation to ongoing legal matters (December 31, 2021: US$6,000,000).

15. Fair value measurement and financial risk management

Categories of financial instruments

	As at
	June 30, 2022 (unaudited)	December 31, 2021 (audited)
	US$’000	US$’000
Financial assets (all at amortized cost):
Cash and cash equivalents	90,733	113,032
Trade receivables	37,729	34,263
Total financial assets	128,462	147,295

Financial liabilities:
At amortized cost
Trade payables and accrued expenses	125,596	148,251
Lease liabilities	4,454	5,594
Convertible notes	108,332	105,788
Long term loan	98,726	93,395
Contingent value rights	12,889	19,892
Loan Notes	5,718	—
At fair value
Contingent consideration	52,434	61,221
Total financial liabilities	408,149	434,141
Net	(279,687)	(286,846)

Financial instruments evaluated at fair value can be classified according to the following valuation hierarchy, which reflects the extent to which the fair value is observable:

  Level 1: fair value evaluations using prices listed on active markets (not adjusted) of identical assets or liabilities.
  Level 2: fair value evaluations using input data for the asset or liability that are either directly observable (as prices) or indirectly observable (derived from prices), but which do not constitute listed prices pursuant to Level 1.
  Level 3: fair value evaluations using input data for the asset or liability that are not based on observable market data (unobservable input data).

The contingent consideration has been valued using Level 3. The contingent consideration comprises:

  Contingent consideration relating to the acquisition of Amryt GmbH (see Note 5, Business combinations and asset acquisitions) that was measured at US$52,434,000 as at June 30, 2022 (December 31, 2021: US$61,221,000). The fair value comprises royalty payments which was determined using probability weighted revenue forecasts and the fair value of the milestones payments which was determined using probability adjusted present values. It also included a revision to the discount rate used, and revenue and costs forecasts have been amended to reflect management’s current expectations.

Impact of key unobservable input data on the contingent consideration:

  An increase of 10% in estimated revenue forecasts would result in an increase to the fair value of US$3,174,000. A decrease would have the opposite effect.
  A 5% increase in the discount factor used would result in a decrease to the fair value of US$7,276,000. A decrease of 5% would result in an increase to the fair value of US$9,493,000.
  A six-month delay in the launch date for Oleogel-S10 would result in a decrease to the fair value of US$4,141,000.
  An increase of 20% in the probability of success with the FDA approval would result in a decrease to the fair value of US$12,628,000.

16. Events after the reporting period

There were no significant events since the end of the reporting period.